SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of January 2007

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Afek Industrial Park

Rosh Ha'ayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on January 24, 2007 announcing "O2 UK Selects ECtel`s Next Generation Fraud Detection and Prevention Solution, FraudView® Release 8". Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_________________________

Ron Fainaro,
Executive Vice President and

Chief Financial Officer

Dated:  January 24, 2007

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Index to Exhibits

Exhibit No.                 Exhibit

1                                 Press Release issued January 24, 2007

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EXHIBIT 1

O2 UK Selects ECtel`s Next Generation Fraud Detection and Prevention Solution, FraudView® Release 8

ROSH HA'AYIN, Israel, January 24 2007,  ECtel Ltd. (NASDAQ: ECTX), a leading provider of Integrated Revenue Management(TM) (IRM(TM)) solutions, today announced that O2, a leading mobile operator in the UK, has ordered  ECtel's next generation fraud detection and prevention solution, FraudView® Release 8. The new release was chosen for its advanced capabilities and superior performance in handling high transaction volumes.

O2 is a leading provider of mobile services to consumers and businesses in the UK. It is the leader in non-voice services, including text, media messaging, games, music and video, as well as data connections via GPRS, 3G and WLAN.

FraudView® is the leading and most complete fraud management solution for telecom operators. Designed to meet the needs of wireline, wireless, convergent and next generation communication service providers, FraudView® features an array of unique, state-of-the-art fraud detection and prevention technologies enabling thousands of fraud controls.

"We are proud that O2, a world leading mobile operator, has decided to upgrade to our new generation FraudView® Release 8. This significant deal reflects the great benefits that O2 sees in the new release, and we are confident that this project will yield an excellent return-on-investment", said Eitan Naor, President and CEO of ECtel. "We are very pleased with the adoption rate and success of the new release, and are optimistic that additional customers will migrate to FraudView® Release 8".

About O2 UK

O2 is a leading provider of mobile services to consumers and businesses in the UK. It provides 'voice' and 'non-voice' services, including text, media messaging, games, music and video, as well as always on data connections via GPRS, 3G and WLAN. Every month, O2's 17 million customers send well over a billion text messages. O2 owns 50% of the Tesco Mobile joint venture in the UK as well as having 100% ownership of Be, a leading UK fixed broadband provider.

O2 UK is part of Telefónica O2 Europe which comprises mobile network operators in the UK and Ireland, along with integrated fixed / mobile businesses in Germany and the Czech Republic - all of which use 'O2' as their consumer brand.

About ECtel

ECtel (NASDAQ: ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers. A pioneering market leader for over 15 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next-generation operators to fully manage their revenue and cost processes.

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ECtel IRM(TM) Product Suite features the world-leading fraud and revenue assurance products, FraudView® and RAP, that minimize operator revenue leakage across networks and operations support systems (OSSs). ECtel serves prominent tier one operators, and has more than 100 implementations in over 50 countries worldwide. Established in 1990, ECtel maintains offices in the Americas, Europe and Asia Pacific. For more information, visit www.ectel.com

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the reoccurrence of sales to existing customers, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts:

ECtel Ltd.
Ron Fainaro
Executive Vice President and CFO
Tel: +972-3-9002102
Fax: +972-3-9002103
Email: Ronf@ectel.com

ECtel Ltd.
Dana Rubin
MarCom Manager
Tel: +972-3-9002656
Fax: +972-3-9002103
Email: ir@ectel.com

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